

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2024

Muchun Zhu
Chief Executive Officer
Intercont (Cayman) Limited
Room 8501, 11/F., Capital Centre
151 Gloucester Road
Wanchai, Hong Kong

> **Re: Intercont (Cayman) Limited**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed November 15, 2024**
> **File No. 333-282394**

Dear Muchun Zhu:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1

Exhibit Index, page II-5

1.   Please note that, prior to effectiveness, you will need to file an updated auditor consent.

Please contact Joseph Klinko at 202-551-3824 or Robert Babula at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown at 202-551-3905 or Liz Packebusch at 202-551-8749 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Lan Lou